Re:	AU Optronics Corp. Form 20-F for the fiscal year ended December 31, 2010 Filed May 3, 2011 File No. 001-31335
August 2, 2011

Mr. Brian Cascio, Accounting Branch Chief
Ms. Kristin Lochhead
Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 19, 2011(“Staff Comments”) regarding the Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) of AU Optronics Corp. (the “Company”).

In connection with responding to the Staff’s Comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our 2010 Form 20-F. Set forth below are the Company’s responses to the Staff Comments.  The Staff Comments are repeated below in italics and followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2010

Note 10. Equity Method Investments, page F-37

1. We note your response to prior comment one. Please tell us how you considered the guidance in FASB ASC 845-10-30-26 in determining how you should account for the investment of nonmonetary assets to AUSP.

Response

The Company has considered ASC 845-10-30-26 not applicable based on FASB ASC 845-10-15-4(b) and its conclusion that AUSP is a corporate joint venture.  Further, if the nonmonetary asset contributed should be recorded at a carrying value of zero, then the carrying amount of the Company’s investment in this corporate joint venture is less than the Company’s underlying equity in the net assets of AUSP by US$30 million.  The Company believes that this US$30 million difference would be amortized to income and the investment in the joint venture increased systematically over the estimated period as the nonmonetary asset will be used in the operations of AUSP.  This accounting would result in no difference from the Company’s current accounting for this transaction with respect to the Company’s reported US GAAP net income or US GAAP net equity.  The balance sheet classification differences are insignificant to the Company’s US GAAP balance sheet after considering the value of the nonmonetary asset which represented less than 0.15% of the US GAAP consolidated total assets as of December 31, 2010.  To enhance the disclosure, the Company will make the relative balance sheet classification in its next annual report on Form 20-F.

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If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.
By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

cc:	James C. Lin, Esq. Davis Polk & Wardwell LLP Alfred Wei KPMG Taiwan Kenneth Bunce KPMG USCMG UK